October 9, 2012

David J. Campbell

General Counsel

VIA-EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted October 9, 2012
CIK No. 0001549966

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated October 1, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s registration statement on Form S-1. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with amendment number 1 to the registration statement on Form S-1 on EDGAR (the “Registration Statement”). Please note that all page number references correspond to the clean version of the Registration Statement.

Prospectus Summary, page 1

The Reorganization and Our Holding Company Structure, page 41

1.	We note your disclosure that you have issued deferred equity units that are exercisable for Class B units. Please revise your disclosure to state the date when these units were granted, the parties to the issuance, the material terms of the units, and your accounting for these units. If the units were granted subsequent to June 30, 2012, please tell us how you intend to reflect the issuance of these units in your pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of the Registration Statement to include a cross-reference to the discussion of the deferred equity units included elsewhere in the Registration Statement.

SILVERCREST ASSET MANAGEMENT GROUP LLC

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 775

Overview, page 75

Key Performance Indicators, page 76

2.	We note the disclosures you provided in response to comment 3 in our letter dated August 28, 2012. Please consider providing the disclosures for the amount of AUM, the percentage of management and advisory fees revenues for the corresponding period, and the amount of revenue recognized for discretionary managed accounts and for private funds for each period presented in a tabular format. Refer to pages 76 and 77 in the Form S-1. A tabular format will allow investors to more easily understand and analyze this information. Please refer to Section 501.12.a. of the Financial Reporting Codification for guidance. Please also include average AUM for discretionary managed accounts and for private funds for each period presented in the table, or provide us with a comprehensive explanation as to why average AUM for discretionary managed accounts and for private funds is not useful information for investors to gain some insight into changes in management and advisory fees.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 75 of the Registration Statement to include the amount of AUM, the percentage of management and advisory fees revenues, the amount of revenue recognized and the average AUM for discretionary managed accounts and for private funds for each period presented in a tabular format.

Index to Financial Statements, page F-1

3.	Please include updated financial statements and corresponding financial information in the Form S-1 for Silvercrest Asset Management Group Inc. as of June 30, 2012. Refer to Item 11(e) of Form S-1 and Article 3-12(b) of Regulation S-X for guidance.

Response: In response to the Staff’s comment the Company has provided financial statements and corresponding financial information for Silvercrest Asset Management Group Inc. as of June 30, 2012 on pages F-6 and F-7 in the Registration Statement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell
David J. Campbell General Counsel

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

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